
May 7, 2013

Via Email:
Li (Lisa) Liu
Chief Executive Officer
China Education International, Inc.
48 Wall Street, Suite 73
New York, New York 10005

> **Re: China Education International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 11, 2012**
> **Response dated May 2, 2013**
> **File No. 000-53247**

Dear Ms. Liu:

We have reviewed your response letter dated May 2, 2013 and are unable to agree. We continue to believe you are a shell company.

We note your response states you have changed your focus from China to other international areas and the U.S and have entered into a letter of intent with another entity. Nevertheless your change in focus or letter of intent does not affect your status as a shell company as defined in Rule 12b-2 of the Securities Exchange Act. You currently do not have more than nominal operations or assets.

Once the company has more than nominal operations or assets, you should file an Item 5.06 Form 8-K with the required disclosure items. Until such time, consistent with our obligations under the federal securities laws, we are terminating our review of your filing and may take further steps we deem appropriate. These steps will include releasing all correspondence related to our review on the EDGAR system. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 if you have any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
China Direct Investments, Inc.